SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16949D101***

(CUSIP Number)

NewQuest Asia Fund I (G.P.) Ltd.

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9005

Cayman Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Not for trading, but in connection with the registration of American Depositary Shares, each representing three ordinary shares, $0.001 par value per share, of China Hydroelectric Corporation.
***	CUSIP number of the American Depositary Shares.

CUSIP No. 16949D101	Page 2 of 8 Pages

1	Names of reporting persons NewQuest Capital Management (Cayman) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 87,737,462
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 87,737,462
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 54.1%(1)
14	Type of reporting person CO

(1)	Based on the number of Ordinary Shares issued and outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 3 of 8 Pages

1	Names of reporting persons NewQuest Asia Fund I (G.P.) Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 87,737,462
	8	Shared voting power 0
	9	Sole dispositive power 87,737,462
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 87,737,462
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 54.1%(1)
14	Type of reporting person CO

(1)	Based on the number of Ordinary Shares issued and outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 4 of 8 Pages

1	Names of reporting persons NewQuest Asia Fund I, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds WC, AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 87,737,462
	9	Sole dispositive power 0
	10	Shared dispositive power 87,737,462
11	Aggregate amount beneficially owned by each reporting person 87,737,462
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 54.1%(1)
14	Type of reporting person HC, PN

(1)	Based on the number of Ordinary Shares issued and outstanding as reported in Item 5 of this Amendment.

CUSIP No. 16949D101	Page 5 of 8 Pages

1	Names of reporting persons CPI Ballpark Investments Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF, WC, OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Republic of Mauritius
Number of shares beneficially owned by each reporting person with	7	Sole voting power 87,737,462
	8	Shared voting power 0
	9	Sole dispositive power 87,737,462
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 87,737,462
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 54.1%(1)
14	Type of reporting person OO

(1)	Based on the number of Ordinary Shares issued and outstanding as reported in Item 5 of this Amendment.

This Amendment No. 5 (this “Amendment”) is filed to amend and supplement the Schedule 13D relating to the ordinary shares, par value $0.001 per share (“Ordinary Shares”) and American Depositary Shares, each representing three Ordinary Shares (“ADSs”), of China Hydroelectric Corporation (the “Company”), filed by the Reporting Persons named therein with the Securities and Exchange Commission (the “SEC”) on December 5, 2012, as amended by Amendment No. 1 filed with the SEC on July 3, 2013, Amendment No. 2 filed with the SEC on July 31, 2013, Amendment No. 3 filed with the SEC on September 4, 2013, and Amendment No. 4 filed with the SEC on September 24, 2013 (as amended, the “Schedule 13D”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On December 31, 2013, the Warrant expired pursuant to its terms without any exercise thereof by CPI.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The information set forth, or incorporated by reference, in Items 3 and 6 of this Amendment is hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) CPI directly and beneficially owns an aggregate of 87,737,462 Ordinary Shares, or approximately 54.1% of the Ordinary Shares deemed outstanding, which include 10,114,506 Ordinary Shares represented by 3,371,502 ADSs and 77,622,956 Ordinary Shares. NewQuest, its sole general partner, NewQuest GP, and NewQuest Management, an investment manager of NewQuest GP, may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by CPI. The foregoing calculation of percentage ownership is based on 162,099,665 Ordinary Shares issued and outstanding as of September 30, 2013, as represented by the Company in its Report on Form 6-K filed on November 25, 2013.

Except as set forth in this Item 5(a), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Listed Persons beneficially owns any Ordinary Shares or ADSs.

The Reporting Persons declare that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any group with respect to the Company or any securities of the Company.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) The information set forth, or incorporated by reference, in Item 3 of Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment is hereby incorporated by reference.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

As disclosed in Item 3 of this Amendment, the Warrant expired pursuant to its terms on December 31, 2013 without any exercise thereof by CPI.

The description of the Warrant set forth in this Amendment is not intended to be complete and is qualified in its entirety by reference to the full text of the Warrant, a copy of which was incorporated by reference as Exhibit 99.3 to Amendment No. 1, which is incorporated herein by reference.

The information set forth, or incorporated by reference, in Items 3 and 5 of this Amendment is hereby incorporated by reference in this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2014	NEWQUEST CAPITAL MANAGEMENT (CAYMAN) LIMITED

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I (G.P.) LTD.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

NEWQUEST ASIA FUND I, L.P.
	By:	NewQuest Asia Fund I (G.P.) Ltd.

	By:	/s/ Darren C. Massara
	Name:	Darren C. Massara
	Title:	Director

	By:	/s/ Randhirsingh Juddoo
	Name:	Randhirsingh Juddoo
	Title:	Director

CPI BALLPARK INVESTMENTS LTD

	By:	/s/ Subhash C. Lallah
	Name:	Subhash C. Lallah
	Title:	Director